6 November 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:  Vodafone Group Public Limited Company

        Form 20-F for the fiscal year ended March 31, 2007

        Filed June 14, 2007

        File No. 001-10086

Dear Mr. Spirgel

We have received your comment letter of 24 October 2007 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).  Please note that we have reproduced the Staff’s comment, which appears in bold italics, and have responded below.

Form 20-F for the year ending March 31, 2007

Note 38 — US GAAP Information, page 138

c. Investments accounted for under the equity method, page 138

1. Refer to your response to comment 3.  Since your share of losses in Vodafone Omnitel, N.V., exceeds 20% of your loss before income taxes under US GAAP in the year ended 31 March 2007; it appears to us that you are required to file the financial statements of Vodafone Omnitel, N.V., in accordance with Rule 3-09 of Regulation S-X. For your guidance your share of the pretax income (or loss) of the investee should include the amortisation of goodwill or other step-up in historical cost basis resulting from the registrant’s purchase of the investment plus any impairment of such goodwill or writedown of the investment. Please revise or advise.

Response

We refer the Staff to our letter to Mr. Craig Olinger dated 26 April 2005 and the response from Sondra Stokes dated 29 April 2005 regarding our request for an interpretation of Rule 3-09 in respect of Vodafone Omnitel, N.V.   Based on the information included in our letter, the Staff concluded that it would not object to expanded footnote disclosure in relation to the Group’s interest in Vodafone Omnitel, N.V. in lieu of including separate financial statements pursuant to  Rule 3-09 of Regulation S-X.

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:   +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN       Registered in England No. 1833679

We included the expanded disclosures we had proposed in our letter from 26 April 2005 in our Annual Report on Form 20-F for the year ended 31 March 2005, in which the Group’s primary basis of accounting was UK GAAP.  We did not include separate financial statements that would otherwise have been required pursuant to Rule 3-09 of Regulation S-X.

Since our letter from 26 April 2005, there have been two major changes in the statement of facts:

•                  On 3 June 2005, the Group acquired the 0.07% held by a third shareholder.  100% of the shares of Vodafone Omnitel, N.V. are now held by Vodafone and the single 23% shareholder.

•                  Our Annual Report on Form 20-F for the year ended 31 March 2006 was the first that included financial statements prepared in accordance with IFRS.  Under IFRS, Vodafone proportionately consolidates Vodafone Omnitel, N.V., as the significant rights of the 23% shareholder result in control over Vodafone Omnitel, N.V. being shared between the Group and the 23% shareholder.  The rights stipulated in the Articles of Association and the shareholders’ agreement as being shared include, among other items, approval of:

o                 operating budget;

o                 capital expenditures, disposals of fixed assets, loans granted and debt incurred above certain levels, except those provided for in the operating budget;

o                 director’s remuneration; and

o                 decisions with respect to acceptance of telecommunications licences or modifications thereto.

The International Reporting and Disclosure Issues in the Division of Corporation Finance from 1 November 2004 (updated 24 February 2005) provides an accommodation for proportionate consolidation in relation to reconciliations to US GAAP under item 17/18 of Form 20-F.  Specifically, this guidance states,

“Issuers that use proportional consolidation under home country GAAP for investments in joint ventures that would be equity method investees under US GAAP may omit reconciling differences related to classification or display, and instead provide summarized footnote disclosure of the amounts proportionately consolidated. Equity investee financial statements would not be required under Rule 3-09 as the joint venture is included in the registrant’s consolidated financial statements. The accommodation is available only if the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.”

The above accommodation is also consistent with Topic Six: IV.D.4.b) of the 2000 Edition of the SEC Staff Training Manual, which states, “Separate financial statements of a joint venture being proportionately consolidated are not required.”

Following the acquisition by the Group of the 0.07% interest in Vodafone Omnitel, N.V., Vodafone Omnitel, N.V. is an operating entity for which the significant financial operating policies are, by contractual arrangement, shared between the Group and the single 23% shareholder, i.e. between all parties that having an equity interest in the entity.  Accordingly, we do not believe that separate financial statements under Rule 3-09 are required.

Notwithstanding this accommodation, the Group continues to provide substantially all of the disclosures we had highlighted in our letter to the Staff’s letter from 26 April 2005.

***

6 November 2007

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:                Ivete Leon, US Securities and Exchange Commission

                                 Joe Cascarano, US Securities and Exchange Commission

                                 Vince Niblett, Deloitte & Touche LLP

                                 Hadleigh Shekle, Deloitte & Touche LLP

                                 Kathryn A. Campbell, Sullivan & Cromwell LLP

                                 Paul Stephenson, Vodafone Group Plc

6 November 2007

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